Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10229
Tactical Income Portfolio, Series 72
(the “Trust”)
CIK No. 1926937 File No. 333-265870

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure states that the research department mostly focuses on “credit quality, maturity and duration” with respect to the quality and character of the securities held by the Funds; however, the Sponsor “does not require specific credit quality, maturity or duration investment policies when selecting the ETFs for the portfolio.” Please explain/reconcile what this means.

Response:The Trust notes that the research department considers the quality and character of the securities held by the Funds, and specifically, focuses on credit quality, maturity and duration. These three considerations are balanced to varying degrees based on the current economic conditions at the time the portfolio is selected. The next sentence states that the Sponsor does not require specific policies when considering credit quality, maturity or duration. In other words, the Sponsor does not require the underlying securities to have, for example, a duration of 4.0, a maturity of 5 years or a AAA-rated credit quality. Rather, these considerations are evaluated generally and balanced based on the then-current economic conditions.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon